SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP FOUR TIMES SQUARE NEW YORK 10036-6522 TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com April 2, 2014

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David Lin

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4561

Re:	Anchor BanCorp Wisconsin Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed April 2, 2014
File No. 333-192964

Dear Mr. Lin:

On behalf of our client, Anchor BanCorp Wisconsin Inc., a Delaware corporation (the “Company”), we file herewith the above-referenced Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated February 18, 2014 (the “Comment Letter”). For the convenience of the Staff, we are supplementally providing blacklined copies, complete with exhibits, of the Registration Statement, marked to show changes from the Registration Statement on Form S-1/A filed on January 30, 2014.

Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

David Lin

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

April 2, 2014

1.	We note your revised disclosure in response to prior comment 6 in our letter dated January 15, 2014. Please further revise to cite the source of the data quantifying the extent to which commercial real estate values and residential real estate values in your market area have declined. In this regard, we note your statement under the section headed “Market Data” that “[m]arket data and other statistical information used in this prospectus are based on independent industry sources and publications, as well as from research reports prepared for other purposes.” Alternatively, please revise to assume responsibility for the veracity of the data you have provided in response to prior comment 6.

In response to the Staff’s comment, the Company has revised its disclosure on p. 16 of the Registration Statement to cite the source of the data quantifying the extent to which commercial real estate values and residential real estate values in its market area have declined.

2.	We note your response to prior comment 18 in our letter dated January 15, 2014. Please note that absent an order granting confidential treatment or as otherwise explicitly permitted by Item 601 of Regulation S-K, you must file complete copies, including attachments, of all required exhibits in their entirety. Attachments include, for example, annexes, appendices, exhibits and schedules. Since you did not file Schedule 2.2(c)(2), Schedule 2.2(m) and one page of Schedule 2.2(p) of each of Exhibits 4.2, 4.3, 4.4 and 4.5, please refile these exhibits in their entirety. If you believe that confidential treatment of particular information is warranted, you may request confidential treatment pursuant to Rule 406 of the Securities Act. For guidance, please refer to Staff Legal Bulletin No. 1A (Feb. 28, 1997 with the July 11, 2001 addendum).

The Company acknowledges the Staff’s comment and, in response, has re-filed Exhibits 4.2, 4.3, 4.4 and 4.5 to include Schedule 2.2(m). The Company has submitted to the Staff a confidential treatment request on March 18, 2014 with respect to Schedule 2.2(c)(2) and one page of Schedule 2.2(p) of each of Exhibits 4.2, 4.3, 4.4 and 4.5.

* * * *

If you have any questions regarding the responses to the questions of the Staff, or require additional information, please contact the undersigned at (212) 735-3259.

Yours very truly,

/s/ Michael J. Zeidel

Michael J. Zeidel, Esq.

cc:	Thomas G. Dolan, Anchor BanCorp Wisconsin Inc.

Mark D. Timmerman, Anchor BanCorp Wisconsin Inc.

Jennifer D. King, Vedder Price P.C.